Exhibit 99.1

CAESARSTONE SDOT-YAM LTD.
Kibbutz Sdot Yam, MP Menashe, 3780400, Israel
Tel: +972-4-636-4555

PROXY STATEMENT
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NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on February 24, 2016

M.P Menashe, Israel, January 13, 2016 – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that a special general meeting (the “Meeting”) of its shareholders will be held on February 24, 2016, at 5:00pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called to approve the compensation terms of the chairman of the Company’s board of directors, Mr. Yonathan Melamed, which shall be effective as of December 3, 2015, the date Mr. Melamed commenced his service as chairman of the board of directors (the “Proposal”).

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the Proposal.

The Board of directors recommends shareholders vote “FOR” the Proposal.

Only shareholders of record at the close of business on January 19, 2016, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof. A proxy statement describing the Proposal to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on the matter will be mailed on or about January 26, 2016, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about January 20, 2016. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

In accordance with the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, no later than February 14, 2016. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS Yonathan Melamed Chairman of the Board of Directors
M.P Menashe, Israel
January 13, 2016